

16012107

'ES
: COMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden	
hours per response . . . 12.00	

SEC FILE NUMBER
8 - 68644

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tourmaline Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Washington Boulevard, 10th Floor
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Groff (203) 302-7300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

280 W. Mt. Pleasant Avenue, Suite 3310	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Daniel Groff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tourmaline Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Jonathan Goldstein
Notary Public Connecticut
My Commission Expires
March 31, 2018

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Tourmaline Partners, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2015, and the related notes to the consolidated financial statement. This financial statement is the responsibility of Tourmaline Partners, LLC and Subsidiaries's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We did not audit the financial statements of Tourmaline (UK) Limited, Tourmaline Associates (UK) Limited and Tourmaline Europe, LLP (the "Components"), wholly owned subsidiaries, whose statements reflect total assets of $938,624 as of December 31, 2015, and total revenues of $9,741,588 for the year then ended. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Components, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 24, 2016

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2015		
ASSETS		
Cash and cash equivalents	$	3,995,248
Receivables from clearing brokers, including clearing deposits of approximately $2,150,000		3,165,901
Commissions receivable		319,089
Property and equipment, net		459,033
Other assets		329,155
TOTAL ASSETS	$	8,268,426
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	5,145,736
Commitments		
Equity		
Members' equity		3,345,529
Accumulated other comprehensive loss		(222,839)
Total equity		3,122,690
TOTAL LIABILITIES AND EQUITY	$	8,268,426

See accompanying notes to consolidated financial statements.

1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. Tourmaline Partners is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their wholly owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe"). Tourmaline Europe is authorized and regulated by the Financial Conduct Authority (the "FCA").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe (collectively, the "Company") execute trades in listed equities and options with or on behalf of, and earn commissions from managers of private investment funds.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Unrealized gains and losses are reflected in revenues.

2. Summary of significant accounting policies (continued)

Deferred Rent Expense

The difference between rent expense and the actual rent paid is recorded as deferred rent in the consolidated statement of financial condition. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-7 years	Straight-line
Computer hardware	3-5 years	Straight-line
Computer software	3-5 years	Straight-line
Leasehold improvements	Shorter of useful life or lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2015.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for these purposes are commonly referred to as "client commission arrangements." The cost of independent research and directed brokerage arrangements is accounted for on an accrual basis.

2. Summary of significant accounting policies (continued)

Foreign Currency Translation

Foreign currency transactions and the financial statements of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing or current rates, respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and are reported as a separate component of equity. The annual currency translation adjustment decreased equity by approximately $102,000 at December 31, 2015.

Comprehensive Income (Loss)

The Company reports and displays comprehensive income (loss) and its components in members' equity. The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments, are added to net income to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

Income Taxes

Tourmaline Partners is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, Tourmaline Partners has not provided for federal or state income taxes.

At December 31, 2015, management has determined that Tourmaline Partners had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Tourmaline Partners remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

Tourmaline UK is subject to corporate income taxes at a 21.0% tax rate for the period from January 1, 2015 through March 31, 2015 and 20.0% for the period from April 1, 2015 through December 31, 2015. Tourmaline Associates is subject to corporate income taxes at a 20.0% tax rate for the period from January 1, 2015 through December 31, 2015.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consisted of the following at December 31, 2015:

Furniture and fixtures	$ 156,806
Computer hardware	646,892
Computer software	403,637
Leasehold improvements	168,363
	1,375,698
Less: accumulated depreciation	(916,665)
	$ 459,033

Depreciation expense for the year ended December 31, 2015 was approximately $224,000.

4. Commitments

Tourmaline Partners is obligated under operating lease agreements expiring through May 2018. Rent expense for the year ended December 31, 2015, was approximately $220,000. Included in other assets at December 31, 2015, are security deposits related to these lease agreements in the approximate amount of $103,000.

Tourmaline Europe is obligated under an operating lease for its London office space that expires in July 2019. Rent expense for the year ended December 31, 2015, was approximately $157,000. Included in other assets at December 31, 2015, is a security deposit related to this lease agreement in the approximate amount of $25,000.

Aggregate future lease payments of office space under this lease agreement for years subsequent to December 31, 2015, are as follows:

Year ending December 31,	
2016	$ 352,000
2017	297,000
2018	160,000
2019	36,000
	$ 845,000

For the year ended December 31, 2015, rent expense for the Company was approximately $377,000.

5. Net capital requirement

Tourmaline Partners is subject to SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, Tourmaline Partners' net capital was approximately $983,000, which was approximately $733,000 in excess of its minimum requirement of $250,000.

Tourmaline Europe is required under FCA Rules to maintain capital equivalent to the greater of one quarter of its estimated projected annual fixed overhead expenditure or the base capital resource requirement for a BIPRU50k firm of $54,300. At December 31, 2015, Tourmaline Europe was in compliance with FCA capital requirements.

6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operations for securities transactions are provided by various brokers. These brokers are members of major securities exchanges. At December 31, 2015, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relate to cash balances on deposit and approximately $2,150,000 required by the clearing brokers to be maintained on deposit.

From time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

In 2015, the Company generated approximately 94% of revenue from customers based in the United States, with the majority of customers outside of the United States located in Europe.

7. Employee benefit plan

Tourmaline Partners maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. Tourmaline Partners may make a matching contribution at the discretion of the Board of Directors. At December 31, 2015, Tourmaline Partners incurred expenses related to the Plan in the amount of approximately $150,000.

8. Exemption from Rule 15c3-3

Tourmaline Partners is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, Tourmaline Partners operates pursuant to the exemptive provision of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account are not used in the normal business operations of the Company.

9. Soft dollar transactions

During 2015, Tourmaline Partners entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, Tourmaline Partners uses commissions to pay brokerage and research related expenses on behalf of clients. At December 31, 2015, the Company has an outstanding liability of approximately $2,270,000 included in accounts payable and accrued expenses in the consolidated statement of financial condition.

10. Subsequent events

These consolidated financial statements were approved by management and available for issuance on February 24, 2016. Subsequent events have been evaluated through this date.